UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐     No ☒

Lisbon, August 11th 2003

Reuters:      EDPP.IN / EDP.N

Bloomberg:  EDP PL / EDP US

Investor and Analysis Briefing

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Tel:  +351 21 001 2834

Fax: +351 21 001 2899

Email: ir@edp.pt

Site:   www.edp.pt

ERSE APPROVES THE PASS-THROUGH OF EDPD’S 2003 AND 2004 RESTRUCTURING COSTS

On the 8th of August 2003, the Energy Services Regulatory Authority (“ERSE”), the Portuguese regulator for the energy sector, publicly announced its decision on the request made by EDP Distribuição Energia, S.A. (“EDPD”) for an extraordinary tariff revision in 2003 and changes to the “regulatory parameters” regarding the 2002 to 2004 tariff framework.

Subsequent to EDPD’s proposal, ERSE accepted to allow Portugal’s electricity distribution company the pass-through to the final tariffs of any investments to be made by EDPD within the 2003 and 2004 Human Resources Rationalization Programme. This investment, which was capped by ERSE to Eur. 485.7 million, will be depreciated, and passed through to the electricity tariffs, over a 20-year period starting in 2005. In contrast, ERSE has not approved a backdated equal treatment for the costs associated with a similar Human Resources Rationalization Programme that has been implemented by EDPD between 1998 and 2002.

In light of the general guidelines made public by ERSE regarding EDPD’s restructuring costs, the Board of EDP would like to inform that:

1.       So far, the lack of clarity in what regards the regulatory treatment to be given to the costs incurred by EDPD in its effort to reduce its headcount has restrained the

EDP - Electricidade de Portugal, S.A.	Sede: Praça Marquês de Pombal, 12	1250-162 Lisboa Portugal
Capital Social: € 3,000,000,000	Matrícula: 1805 da C.R.C. Lisboa	Pessoa Colectiva 500 697 256

company’s ability in its quest for improved efficiency and increased modernization;

2.                    The current ruling by ERSE that, for the first time, acknowledges that costs related to additional reductions in EDPD’s workforce should be considered as a regulated cost for purposes of setting-up electricity tariffs, represents a major break-through on the sector’s regulatory clarity both for EDP’s management and to its shareholders and clients;

3.                    The fact that EDPD can immediately proceed with the implementation of the 2003 and 2004 Human Resources Rationalization Programme, with the confidence that up to Eur. 485 million will be accepted for regulatory purposes by ERSE, provides a valuable management tool that allows the mobilization of EDPD and all EDP Group companies towards the implementation of a new modernization cycle, and the inherent redesign of processes and procedures, which results will necessarily be positive to EDP’s clients, shareholders and workers;

4.                    The new modernization cycle that now begins, has to be detailed and implemented in harmony with EDP’s tradition of close cooperation with its workers, either directly or through their representatives, in the search for consensus and with complete transparency in what regards the definition of the best available options to be carried-on under a socially responsible atmosphere;

5.                    ERSE’s non-acceptance, for regulatory purposes, of the restructuring costs associated with the Human Resources Rationalization Programme implemented by EDPD between 1998 and 2002, will request from EDPD an additional effort to maximize all potential benefits arising from the now approved restructuring plan so that it can leverage on its past effort in what regards the reduction of its headcount;

6.                    In due time EDP will inform the market on the implementation schedule and the operational details of the new modernization plan.

EDP — ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated August 11, 2003

EDP- Electricidadé de Portugal

By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director